 FOR PUBLIC RELEASE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70063

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/24__ AND ENDING __09/30/25__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **American Veterans Group, PBC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

324 S. Service Road, Suite 107
(No. and Street)

Melville	**NY**	**11747**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ben Biles	**646-933-8387**	bbiles@americanvetsgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	**Atlanta**	**GA**	**30326**
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ben Biles_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Veterans Group, PBC_____, as of September 30_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FOR PUBLIC RELEASE

AMERICAN VETERANS GROUP, PBC

FINANCIAL STATEMENT

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2025
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(PUBLIC)

FOR PUBLIC RELEASE

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
American Veterans Group, PBC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Veterans Group, PBC (the "Company") as of September 30, 2025, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

January 8, 2026
Atlanta, Georgia

Rubio CPA, PC

FOR PUBLIC RELEASE

AMERICAN VETERANS GROUP, PBC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2025

Cash	$	588,080
Deposit with Clearing Broker		100,000
Due from Clearing Broker		4,277,609
Securities owned		3,493,311
Accounts Receivable		115,372
Property and Equipment, Net of Accumulated		
Depreciation of $39,607		426
Right of Use Asset		446,030
Due from Shareholder		81,075
Prepaid Expenses and Deposits		61,899
TOTAL ASSETS	$	9,163,802

Subordinated Loans	$	5,171,000
Accounts Payable and Accrued Expenses		158,551
Accrued Compensation		450,000
Accrued Distributions		75,421
Commissions payable		67,169
Lease Liability		447,255
Total Liabilities		6,369,396

Shareholders' Equity		
Paid-in Capital		-
Common Stock, Par value per share of $.01, 100,000 Shares Authorized,		
10,000 issued and outstanding		100
Retained Earnings		2,794,306
Total Shareholders' Equity		2,794,406
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	9,163,802

See Accompanying Notes to Financial Statement.



FOR PUBLIC RELEASE

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business</u>: American Veterans Group, PBC (the "Company") is a registered broker dealer organized under the laws of the state of Delaware on October 20, 2017. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA") and the securities commissions of appropriate states.

The Company engages as a broker or dealer in retailing of corporate equity securities, corporate debt securities and municipal securities. The Company also acts as underwriter or selling group participant of corporate securities (other than mutual funds) and municipal securities.

The Company operates from an office located in Melville, New York.

<u>Cash:</u> The Company maintains its cash balances in high credit quality financial institutions. The balances at times may exceed federally insured limits.

<u>Property and Equipment:</u> Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

<u>Income Taxes:</u> The Company has elected to be taxed as an S Corporation. Therefore, the income or losses of the Company flows through to its shareholders and no income taxes are recorded in the accompanying financial statement.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. At September 30, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing evaluation.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Securities Owned:</u> At September 30, 2025, securities owned consisted of municipal bonds as well as certificates of deposit. The securities owned are valued at fair value. The resulting difference between cost and fair value is included in income. Proprietary transactions and related revenues and expenses are recorded on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the accompanying statement of operations.

<u>Revenue Recognition:</u> Revenue from contracts with customers includes commission income, placement and advisory services and fees from underwritings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

FOR PUBLIC RELEASE

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):

The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as a selling group member. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

The Company provides placement and advisory services related to capital raising activities. Revenue from advisory contracts is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenue on the accompanying statement of financial condition.

The Company recognizes success fee revenue from placement and advisory services upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

Accounts Receivable: The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered necessary.

Date of Management's Review: Subsequent events were evaluated through the date the financial statement was issued.

FOR PUBLIC RELEASE

NOTE B – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 – Inputs are inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3 – Inputs are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for the securities owned assets measured at fair value as of September 30, 2025:

	Fair Value Measurements September 30, 2025	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Municipal Bonds	$3,487,111	-	$3,487,111	-
Certificates of deposit	6,200	-	6,200	-
Total	$3,493,311	-	$3,493,311	-

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management's assessment of the significance of an input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

NOTE C - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2025, the Company had net capital of $7,484,738 which was $7,384,738 above its required net capital of $100,000 and its percentage of aggregate indebtedness to net capital was 10.05%.

FOR PUBLIC RELEASE

NOTE D - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE E – DUE FROM AND DEPOSIT WITH CLEARING BROKER

The Company clears all proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

Amounts due from the Company's clearing broker consist of commissions receivable and funds on deposit in various accounts.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business including civil actions and arbitration. At September 30, 2025, the Company has one arbitration in progress with a former employee as defendant. The Company establishes accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, the Company records the amount considered to be the best estimate within a range of potential losses that are both probable and estimable, however, if the Company cannot determine a best estimate, then the low end of the range of those potential losses is recorded. The actual costs of resolving legal actions may be substantially higher than the amounts accrued for those actions. Management of the Company believes that the resolution of this matter will not have a significant adverse effect on the financial position of the Company.

NOTE G – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has subordinated loans at September 30, 2025, as follows:

Subordinated notes	Rate		Amount	Scheduled Maturity Date
Shareholder 1	7.5	%	$ 20,000	November 30, 2026
Shareholder 1	7.5		30,000	November 30, 2026
Shareholder 2	7.5		50,000	July 30, 2026
Shareholder 2	1		68,000	December 17, 2025
Shareholder 3	7.5		375,000	August 3, 2030
Shareholder 4	7.5		170,000	July 30, 2026
Shareholder 4	7.5		75,000	July 30, 2026
Shareholder 4	7.5		125,000	July 24, 2030
Shareholder 5	7.5		50,000	July 30, 2026
Shareholder 6	7.5		136,000	July 30, 2026
Shareholder 6	1		72,000	December 17, 2025
Financial Institution	9		4,000,000	August 18, 2028
Total			$ 5,171,000	

The Scheduled Maturity Dates above for all loans excluding the loan from the Financial Institution shall in each year, without further action by either the lender or the Company, be extended an additional year unless on or before the day thirteen months preceding the Scheduled Maturity Date then in effect, the lender makes notification that such Scheduled Maturity Date shall not be extended.

FOR PUBLIC RELEASE

NOTE G – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS (CONTINUED)

These subordinated loans are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital, they may not be repaid.

NOTE H - LEASES

The Company leases office space under a non-cancelable operating lease expiring in February 28 2031. The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and/or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company was not readily determinable and accordingly, the Company used an incremental borrowing rate of 4% based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for lease payments are recognized on a straight-line basis over the lease term.

Maturity of the lease liability under the non-cancelable operating lease is as follows:

Year Ending September 30,	
2026	$ 81,267
2027	90,428
2028	93,141
2029	95,935
2030	98,814
2031	41,825
Total	$501,140

Total undiscounted lease payments	$501,140
Less imputed interest	(53,885)
Total lease liability	$447,255

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e. building's property taxes, insurance and common maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

NOTE I – CONCENTRATIONS

The Company had two customers that accounted for approximately 97% of accounts receivable at September 30, 2025.


FOR PUBLIC RELEASE

NOTE J - RELATED PARTY TRANSACTIONS

The Company is partially owned by American Veterans Group Foundation, Inc., a non-profit entity created to help fund military veteran social efforts. The Company remitted charitable contributions to this entity in the amount of $135,379 during the year ended September 30, 2025 that have been included in other expenses within the accompanying statement of operations.

During the year ended September 30, 2025, the Company informally extended loans to one of its shareholders that are non-interest bearing and have no maturity date. The balance due from the shareholder as of September 30, 2025 in the amount of $81,075 arises from these loans.

Financial position and results of operations could differ from the amounts in the accompanying financial statement if these related party transactions did not exist.

NOTE K - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including retail brokerage of securities and underwriting services. The Company has identified its Chairman as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note C), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.